Exhibit 28.1

For Release:  Immediately
Contact:      Stanley Binder, CEO
              Richard S. Rosenfeld, CFO                908-665-8200


              BARRINGER TECHNOLOGIES ANNOUNCES THIRD QUARTER RESULTS

New Providence, New Jersey, October 23, 1996 ... Barringer Technologies, Inc. (NASDAQ: BARR) today announced its unaudited results for the third quarter ended September 30, 1996 and for the nine months ended September 30, 1996, (in 000's except per share data).

                                    Three months ended      Nine months ended
                                       September 30,           September 30,

                                       1996     1995          1996      1995
                                       ----     ----          ----      ----

Net Sales                             $2,340   $1,434        $7,352    $4,544
                                      ===============        ================
Net Income (Loss):*

   Continuing operations              $  543   $(302)        $1,108    $ (658)

   Operation held for sale               -       139            -         194
                                      ---------------        ----------------
       Net income (loss)              $  543   $(163)        $1,108     $(464)
                                      ===============        ================

Preferred Stock Dividend
Requirements                          $   11   $  16         $   35    $   67
                                      ===============        ================

Primary Per Share Data:**

   Continuing operations              $ 0.13  $(0.09)        $ 0.28    $(0.23)

   Operation held for sale               -      0.04            -        0.06
                                      ---------------       -----------------
       Net income (loss) per share    $ 0.13  $(0.05)        $ 0.28    $(0.17)
                                      ===============       =================
Fully-Diluted Per Share Data:**

   Continuing operations              $ 0.12  $(0.09)        $ 0.26    $(0.23)

   Operation held for sale               -      0.04            -        0.06
                                      ---------------        ----------------
       Net income (loss) per share    $ 0.12  $(0.05)        $ 0.26    $(0.17)
                                      ===============        ================


 * The results for the three and nine months ended September 30, 1996 includes a net Canadian tax credit of $125,000.

** Adjusted to reflect one-for-four reverse stock split effective September
   25, 1995

Income from continuing operations for the three months ended September 30, 1996 was $543,000, or $0.13 per share ($0.12 fully-diluted), on sales of $2,340,000 versus a loss from continuing operations of $302,000, or a loss of $0.09 per share, on sales of $1,434,000 for the same period last year. Net income for the three months ended September 30, 1996 was $543,000, or $0.13 per share ($0.12 fully-diluted), versus a net loss of $163,000 or $0.05 per share, for the same period last year.

Income from continuing operations for the nine months ended September 30, 1996 was $1,108,000, or $0.28 per share ($0.26 fully-diluted), on sales of $7,352,000 versus a loss from continuing operations of $658,000, or a loss of $0.23 per share, on sales of $4,544,000 for the same period last year. Net income for the nine months ended September 30, 1996 was $1,108,000, or $0.28 per share ($0.26 fully-diluted), versus a net loss of $464,000 or a loss of $0.17 per share, for the same period last year.

The results for the three and nine months ended September 30, 1996 include a net Canadian tax credit of $125,000, or $0.03 per share, both primary and fully-diluted related to a decrease in the deferred tax asset valuation allowance.

Mr. Stanley Binder, President and Chief Executive Officer of the Company said "that the increase in sales and earnings is the result of record unit sales of IONSCANs and we are pleased with our record Ionscan sales achieved in the first nine months of this year."

Headquartered in New Providence, New Jersey, Barringer Technologies Inc. through wholly-owned subsidiaries is principally engaged in the development, manufacture and marketing of specialty analytical instruments for drugs and explosives detection applications.